December 23, 2024

Dara Albright
Chief Executive Officer
Worthy Wealth Realty, Inc.
One Boca Commerce Center
551 NW 77 Street, Suite 212
Boca Raton, FL 33487

       Re: Worthy Wealth Realty, Inc.
           Offering Statement on Form 1-A
           Filed November 26, 2024
           File No. 024-12536
Dear Dara Albright:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
General

1. Please revise where appropriate to address dilution to potential investors.
Cover Page

2. We note that the website you included in this section does not appear to be a functioning website. Please advise and revise your disclosure accordingly. With respect to the Worthy App, please provide a description and screen shots of the presentation of the various Worthy offerings on the App.
Organizational Structure, page 6

3. We note references to the "Acquisition" included on pages 4 and 26. Accordingly, please revise your organizational chart to provide a full picture of the various legal entities and various affiliations that you are associated with, as well as the nature and extent of existing operations of the related entities. For example, include Worthy
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Page 2

       Financial, Inc. and the Worthy Property Bonds companies, as defined on page 5 of the offering circular filed by your parent company on October 7, 2024. Also include narrative disclosure explaining which entities have sole or shared control over the websites and Worthy App where operations and offerings are conducted, both before and after the acquisition. In your revised disclosure, please:
           explain the reasons for the reorganization and how the different existing and proposed operations of the affiliated entities are similar to and different from the proposed operations by Worthy Wealth Realty, Inc.
           update for recent events as of the most recent practicable date. In this regard, it appears that the acquisition entered into in December 2023 was amended in
           October 2024 and is contingent on your parent company raising $10 million.
           clarify here, and where appropriate, to explain the intended timing of the acquisition and the reasonably likely impact to you of the parent company not being able to close the acquisition.
Summary of the Offering
Worthy Wealth Realty Rewards Program, page 10

4.     We note the reference to "qualifying action." Revise to clarify the terms and
       conditions of the various channels by which investors may receive reward bonds.
       When will the program be launched? Are the reward bonds only offered to existing investors? How do investors know if they qualify? Please clarify how the $250,000 limit will be implemented.
Risk Factors
Our management has raised substantial doubt about our ability to continue as a going concern, page 14

5. Please revise this risk factor to disclose the risks you will be subject to if you do not raise sufficient funds in this offering or if your parent declines to make advances to you. Refer to your discussion on page 28.
Plan of Operations, page 28

6. Please revise to clarify the statement that you plan to "invest the proceeds in real estate loans, real estate interests and other permissible activities." It is unclear whether and how such investments are different from statements elsewhere that you plan to lend to "borrowers that acquire property and provide infrastructure (e.g. roads, water, electric, sewer, etc.) for the subsequent resale of buildable lots to national homebuilders." For example, are you limited to investing proceeds in real estate loans to borrowers that acquire property and infrastructure for subsequent resale of lots to national homebuilders?
7. Clarify the planned geographic areas of operation and intended loan characteristics.
       For example, clarify any loan-to-value, credit score, concentration, loan amount or other limits.
8. Please revise to explain the extent to which you and your affiliated entities have agreements or understandings with respect to allocation of proceeds or business opportunities. For example, it is unclear if loans or other asset acquisitions would be
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Page 3

       appropriate for multiple Worthy entities and, if so, how you and the other Worthy entities determine which entity invests in such loans or assets. Management's Discussion and Analysis of Financial Condition and Results of Operations
Worthy App, page 31

9. Please revise your disclosure to identify and explain the different related entities offering and selling or proposing to offer and sell securities on the App and Worthy websites. With a view to clarifying disclosure, advise us of the extent to which potential investors understand which Worthy entity is offering and selling the particular securities they consider purchasing. In this regard, (1) confirm that the
       Worthy App provides a link to your offering statement, and (2) describe how you confirm that users meet the offeree requirements.
Worthy Causes, page 32

10. Please revise your disclosure to clarify whether and how the donation program is different from the bonds whereby investors receive value through potential interest payments. Also, explain what you mean by "[p]ainless giving".
Certain Relationships and Related Party Transactions, page 35

11. Please revise to include and identify all related entities and their affiliated executive officers and directors. For example, it is unclear why you do not include officers and directors from affiliates at Worthy Wealth, Inc., Worthy Property Bonds, Inc., and so
       forth. Additionally, we note the statement on page 12 that you have no full time employees, and that your management and staffing are "provided by Worthy Wealth
       Management, Inc." Revise here to provide the material terms of the licensing and other agreements identified on page 36. And please revise your Business section, or where appropriate, to further clarify the other Worthy entities conducting operations on behalf of or for the benefit of you. For example, it is unclear if the websites where offerings are conducted or if the App will be run by employees of Worthy Wealth
       Management, Inc., or other Worthy entities. Confirm you will file all of the agreements as exhibits and advise us of your intended timing of filing them, as well as when you plan to begin the offering. If you intend to commence the offering before filing the executed agreements and before your parent company closes the acquisition, revise throughout the offering circular to highlight the impact and risks of operating without executed agreements.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
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Page 4

1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Clint J. Gage, Esq.